Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoFi Technologies, Inc.

Commission File No. 001-39606

SoFi – SCH Transaction Announcement: CNBC Transcript

Fast Money Halftime Report – Interview with Chamath Palihapitiya and Anthony Noto

CNBC

January 7, 2021

SCOTT WAPNER: We do begin, though, today with breaking news. Yet another major deal in the SPAC space involving one of its biggest players. Chamath Palihapitiya announcing here on “Halftime” his latest special acquisition company will merge with the popular fintech firm, SoFi, and take that company public. There is Chamath, there he is now. Congrats, welcome.

CHAMATH PALIHAPITIYA: Hey, Scott. How are you? Happy New Year.

WAPNER: I’m good, thanks, and you as well. I know it's a big day for you. Why SoFi? Have you been targeting fintech for a while? How did this come together?

PALIHAPITIYA: A lot of things that I do is try and look back at investments we made like Amazon and Tesla and trying to find patterns. In this, what I was trying to do was map those patterns into financial services because we're at a point in time where it's clear that the banking infrastructure really isn't meeting the needs of U.S. consumers. What I did was systematically try to figure out what was broken in banking and then try to figure out which company was best representative of the solution that people wanted, which I can basically tell you is three things. People want low to no fees; they want fair and transparent lending; and they want a full suite of products so can you basically have a one-stop shop. SoFi was the top of the list when I looked across all the companies on those dimensions.

WAPNER: We have obviously been following SoFi for a long time – it has been a member of CNBC’s Disruptor 50 List, so we're very familiar with it, we are familiar with Anthony Noto. The idea of this disruptive force, Chamath, in banking post financial crisis. That's a big part of the success of SoFi and certainly of your attraction to it.

PALIHAPITIYA: Yeah. In fact, the way that I think about this is I call this sort of the anatomy of innovation. You look under the hood of the best companies and the best CEOs, they do the following things. The first thing is when you get a good product, you don't sit on your heels, you double down and invest really aggressively to use technology to drive down the cost. Then what you do is you deliver those savings on to consumers. Then you launch many more products on top of the same platform and the most important thing you have to do for people is to democratize access to a key resource – that's what Amazon has done. That's what SoFi is doing. The problem that banks have right now is after the great financial crisis, what they have done is they make money with hidden fees, exorbitant fees, they have very restrictive lending practices. Ask anyone that is a middle income, minority or woman and it’s incredibly hard to the get the money you need  to fulfill your dreams and SoFi has fixed all these things, which is why I think it is such an incredible business.

WAPNER: SoFi had made it clear that it was entertaining the idea of going public through a SPAC. How did you convince Anthony Noto that you were the right sponsor to be the one to make it all come to fruition?

PALIHAPITIYA: The thing that Anthony has done which is incredible is, he basically has created, again, as I said, this one-stop shop that gets your money right. A whole suite of products. A lot of what I've done in the past and what my team has done is help people operationally improve, how they grow, how they market, how they can virally expand and all of these dynamics came to play. Because when you look under the hood at SoFi, there is this incredible thing happening. You have these millions of customers, 1.8 million last year, 3 million members this year. But they are paying for millions and millions of products. What we saw were these dynamics where there was this incredible up selling and cross-selling behavior and what I talked to Anthony about was: can I help? Can I try to do what I have been able to do at Facebook, what I was able to do at Slack. In fact, when Anthony and I first met ten years ago, it was when he was at Twitter and we talked about working together there to do the same things. That's how the relationship started and that's how we decided to come together and do this transaction

WAPNER: I've always wondered when you have a SPAC, the quest is about the what, right? You have basically a year to go find the what. What company are you going to try and merge with and take public? What's not discussed so often is the who, the man or woman behind the company who is the operator. What is it about Anthony that is attractive, and can you just speak in general to that idea of the importance of the person who is actually running these companies? Because not all SPACs are created equal. They are not a guaranteed success. You have to rely on the person who has founded this company, you're the investor.

PALIHAPITIYA: Look, I think you're seeing even through the events of the last 24 hours, leadership and character really matter because you are faced with incredibly difficult decisions of policy, of morality, all kinds of things. Here's what I can tell you just personally about Anthony. He has lived an incredibly hard life to get to where he has. I have tremendous empathy because I’ve lived a similar path, so I have deep respect for the man he is and character that he has. But practically speaking in his career, he's completely money in the bank. The former CFO of the NFL, former CFO of Twitter, the former COO of Twitter, and incredible banker, research analyst and wonderful human being. So this is sort of a what you see is what you get kind of guy who really believes in advancing financial services for middle America, for normal folks to be able to sort of get ahead. I just think that's a person you want to see win. And as a result, the company that he's built is really special.

WAPNER: We have Anthony with us as well. Anthony Noto joining us now. It's good to see you, Anthony. Congratulations on the deal, Happy New Year. You should hire Chamath as your PR guy, given what he said about you.

ANTHONY NOTO: Hi Scott, thank you. Happy New Year to you, too. And Chamath, thank you for your kind words. it was very generous of you.

WAPNER: Anthony you could have done this a number of different ways. Everybody expected at some point SoFi was going to go public. Why through a SPAC and why with Chamath?

NOTO: Well first of all why with Chamath – when we took Chamath and his team through our management presentation, we were actually talking about a private investment and were considering potentially going public in the back half of next year. But, as I took Chamath and his team through our management presentation we started talking about our mission, then we were talking about our strategy and points of differences and of course, what we call our financial services productivity loop. And I could see their heads nodding and questions they asked afterwards. We were super aligned on the strategy, we were talking and aligned on what the opportunity was in front of you was and most importantly, what it was going to take to get there and the how is really, really critical and having investors understand the magnitude of investment we have to make in technology and the magnitude of investment we need to take to capture that opportunity and to be a very big, ambitious thinker with really high lofty goals. We think that first and foremost was important. Second is he has a reputation and a relationship with institutional investors and I thought the combination of the relationships I had and that he had, we could really do a much better job educating people on the opportunity together, two being stronger than one and we could go to market together, which is very unique among the different SPACs. Third, they've done this a number of times. They're very experienced and understand how to operationalize the whole process of doing a SPAC into a public company and done it very successfully. And so, that was also important. And last, there are a lot of things we'll do together strategically based on what he's experienced in his professional career and the growth team that he has and that we can also benefit from at Social Capital – Social Finance. Just before you asked the question, it's social capital and social finance so it seemed like it was going to happen at some point. Why a SPAC versus an IPO, I'd say a couple things. Doing a SPAC really allows you to really educate investors at a depth that's not afforded in an IPO. So we can spend a lot of time between right now and when the vote actually happens with investors educating them on what SoFi is and what the opportunity is, and that is critical to build that strong foundation of what we're going to do over the next five to ten years, because institutional investors clearly will have to deal with dislocations in the markets. They are going to have to deal with the ups and downs of operating companies and the more they understand the long-term view of what we are doing, the better it will serve them and the better value it will drive for shareholders over time. So, education was number one. Number two is deal certainty. We're announcing a substantial amount of capital raised, already. There's more capital that will come on to our balance sheet when we close the merger, but today we're sitting here with, you know, a very large PIPE of about $1.225 billion, plus another private investment from T. Rowe for another $370 million that we closed just on the front end of this, which drove so much momentum for us as well. So, deal certainty really matters. You’ve seen people file an S-1 for an IPO and then it doesn’t get done. That’s incredibly damaging to a brand like ours, where people need to trust us, and we need to be a household brand name. We can't take that risk of something happening in the world that's out of our control, that damages the process of us going public. So, the deal certainty here – in terms of the capital raise – is much higher. Obviously, nothing is 100% certain, but there's more deal certainty. And the last thing is, we can really provide a forward view of where we're investing and what businesses are in invest mode and what businesses are actually in profit mode. We're really benefiting from three different businesses, some of which are growing really, really fast and are profitable, some of which are growing faster but not profitable, and it's a combination of understanding those three business lines. So, a SPAC allows us to do that, and that’s why we made the decision.

WAPNER: Now that my viewers have a chance to literally invest in you and your company, what's your sales pitches to them as to why they should consider SoFi in their basket of fintech stocks and the belief you have in your own company's growth going forward?

NOTO: Yeah, well, what I'd say is we're going through the process that we’ll have to go through to close the deal and we need to file the SEC document, the S-4, for the proxy vote, and so I’ll leave a lot to that document. We do have a management presentation that's publicly available, but at the end of the day, if you think about the market opportunity in front of us – i.e., financial services moving from physically done to digitally done and what player is providing a comprehensive set of solutions on one mobile device, to the best of my knowledge, only SoFi is providing on a digital device the ability to borrow, save, spend and invest and protect, and we’re doing that on our own technology platform, vertically integrated, just like the way Amazon is. And there's a market opportunity of 500 million accounts that are still tied to legacy FDIC banks, and those experiences are still physically based in branches, and not as functional as our experience on our mobile phones. We’re a one-stop shop, on your mobile phone for a comprehensive suite of products. We create faster experiences, we provide better selection, better content and better convenience to really capture those that are looking for that experience online versus offline, just in the same way we saw this float for e-commerce and e-retailing from 1999 to today. So that opportunity hasn’t even started to move online yet, in a big way, given there’s 500 million accounts still tied to the incumbent banks. And we have an opportunity with this one-stop shop solution to capture them in a unique way.

WAPNER: Steve, do you have a question? […] We’re having a problem with Stephen Weiss’ mic. We’ll figure that out. Josh Brown I know has one as well. Josh, hopefully we can hear you.

JOSH BROWN: Congratulations, guys, on the deal. I’m a big fan of what you’ve built with SoFi so far, and I think having Chamath involved takes it up to another level. I wanted to ask you about this idea of, I guess, a form of arbitrage whereby it's true that the large traditional banks charge all these hidden fees and have all these costs associated with being a customer of theirs but they, to some extent, have to because their shareholders expect it. Imagine if Jamie Dimon said, for the next two years, JP Morgan is going to forego profitability, and we’re just going to reinvest in our services and cut all prices on everything at 90%. He would have a revolt on his hands, and the share price would collapse. Whereas, fintech companies like this one and SPACs that are funding them – they have a shareholder base that is not so worried about profits right away and can wait. It is almost reminiscent of Berkshire Hathaway, and some of the advantages of capital raising that they had had. What do you guys think about that being an advantage right now and potentially for as far as the eyes can see, years in the future?

PALIHAPITIYA: Yeah, it's something that's really important to understand, which is that when we partnered with Anthony, what we are really doing is enabling him to build, as you said, an extremely different business, even though it competes effectively with, you know, Goldman Sachs, Morgan Stanley and JPMorgan and the like. Because underneath the hood, the great thing about SoFi is that it is a technology company that doesn't just have this great consumer brand that Anthony just walked you through, it actually also has an enterprise business. So, meaning, you know, the great way that Amazon was able to build such an enormous company was because they had this duality, right. They were able to invest in consumer businesses and then take all that technology and sell it to other companies. SoFi is the only other company we've seen doing this at scale. It’s built what we call the “AWS of Fintech.” So what we are enabling, exactly as you said, is the complete disruption of all of this legacy infrastructure. You know, JPMorgan has to fight with one hand tied behind their back with technology that's 50, 60 and 70 years old. Instead, SoFi has built this great business for consumers, but it is also the platform that Chime is built on top of, that RobinHood is built on top of, that Dave.com is built on top of. And so, SoFi wins both ways. They win from consumer adoption, but they also win from enterprise adoption. And we’ve seen what happened when you brought those two things together in e-commerce. So to your point, we’re funding a technology company. It just so happens to be competing against folks that unfortunately have to fight with one hand tied behind their back.

NOTO: And the other thing I would just add to Chamath's comments, to your answer your question is: when we architect our products, we're challenging our general managers and product managers to differentiate on those four differentiators -- fast, selection, content and convenience. But we're also challenging them to drive superior unit economics per account or loan. And we’re leveraging a strategy where we want to build trust and reliability with a member in one product, that's a best in class product that has great unit economics, so that when they think about using their next product, they choose SoFi. And when they do, we increase our revenue per member quite meaningfully, we don't pay a second customer acquisition cost which adds the lifetime value of the customer. And that excess profits can be reinvested in better prices, better interest rates, better selection, better content and faster service and we just drive the flywheel. We call that finance services productivity loops. So, we’re starting with an economic model and per count, or per loan basis, that is superior. Our per loan economics have on average generated 40 to 50% profit margins or more over the last two years, and that gives us a lot of excess profits to reinvest in these better services, just the way Amazon has and Walmart has low-cost operators. And it is a unique advantage that we don't have these high costs that then force you to charge fees, overdraft fees and minimum balances and minimum spend. And so, we can uniquely differentiate each product and then they work better together to drive what we call our fly wheel, is the financial services productivity loop.

WAPNER: Steve Weiss, I think we fixed your audio.

STEPHEN WEISS: Yup, here I am. First of all, I'd like to echo everything Chamath said about Anthony. We go back about 25 years when we worked together at Salomon and I’ve known everything that Chamath has said to be true. Here’s my question: I’ve had the benefit and the privilege of talking to you offline about collaborating on a few things, and I’ve spoken to some of your people, excellent. What strikes me is that you can bring products to market quickly, but you don't do it without doing your due diligence. Your extensive due diligence. So I imagine being a public company, and now you have a public currency that you'll be able to attract even more high-quality people, and despite not being shy about your advertising budget before, of course, SoFi Stadium -- are having that public company, that ticker out there will bring more clients into the fold. So, do you see it that same way?

NOTO: I do think being a public company is – I think Bill Gurley may have made this analogy of a college player deciding to apply for the draft. And we think being a public company will take our company to the next level, it will allow us to recruit and retain talent more, it will allow us to elevate our focus on driving shareholder value. The public scrutiny, I think, is a positive thing for companies. It requires that we make right choices and we think about how we prioritize our resources. We can't do all things for everyone, and so we have to make the right bets and allocate resources in the right way and manage risk the right way. And now that we'll be in a public spotlight, the importance of that and significance of it and focus of the company on it really changes. I’ve done dozens and dozens of IPOs as a research analyst and as a banker, and companies that are prepared to go public, which I am confident we are, take their performance to the next level. They have higher notoriety, they’re more high-profile but they are also in this world in which there's a measurement every day that shows them how they're doing over the long term. And so we welcome the opportunity to be a public company. Our employees have made this happen. They deserve the rewards of having some liquidity. We wouldn't be here today without all of the hard work of so many of our existing employees and our previous employees, and so I’m just representing all those people that have had a huge impact on our members' lives and got us to this point. But we're all excited about taking this next step, and we spent 2020 preparing for this moment. So it’s a big day for us.

WAPNER: Before I let you go, Anthony, and I don’t want to let you go without having you address the events that we all witnessed yesterday. You’re a proud graduate of the United States military. A lot of CEOs are speaking out over the last 24 hours plus about the events that everybody witnessed yesterday. You’ve tweeted some things about it. I’d like to hear them from you though directly.

NOTO: Yeah, so yesterday was a very challenging day. When you do deals like this, there’s a ton of things going on in that last day, and there’s a fog – there’s a fog over you. And I was on a Zoom conference call, talking about allocations, talking about press releases, talking about financial signatures and deal terms, and I looked up and I saw on my TV, on mute, this rioting and unrest and I immediately thought…boy that looks like Berlin…are they showing us something from World War I. I was confused because I’m focused on the Zoom. Then I’m like, well maybe that’s the Soviet Union. And then I realized it was the United States – and I couldn’t believe it. It’s just unacceptable. It's intolerable what happened yesterday. It challenges the very fabric and foundation of our democracy. And what's worse, it's incited by the most important, most privileged position in the United States, the seat of our president. So, it's absolutely intolerable. It’s unacceptable. I believe in free speech. I believe in free demonstration, but it needs to be done with mutual respect. And it needs to be done within the letter of the law and the rule of law. And it's up to our public officials to reinforce those principles, not challenge them and break them down. So, I was appalled by what I saw and disturbed by it. We sent a letter to our company. We as leaders are responsible to run after these problems. One of our core values at SoFi is we run after problems. This is a problem all of us face, and each one of us has to have that mentality that its our responsibility to make a difference. It's not someone else's problem, it's each of our problems. And I think back to what happened in the greatest atrocities in the world over the last 100 years – and social media platforms are actually making us more aware of those things today. When I saw the video of the President of the United States saying what he was saying, I said to myself, thank God we have Facebook, thank God we have Twitter and Snapchat and YouTube. Otherwise, we'd be in the dark and allow this type of behavior to perpetuate itself. And so are others, and so I applaud them for taking action and running after problems and trying to find the solution, instead of accepting it and letting it become the norm. So, that’s how I think about it – sorry go ahead…

WAPNER: No, I wanted you to finish your thought. Forgive me.

NOTO: No, that's okay. That’s how I think about it. I think it's important that we all as leaders maintain the foundation of what has made our country great – and we take responsibility for doing that and don't wait for someone else to take the action. We have to run after problems and make the difference.

WAPNER: You went there with social media. You used to be a high-ranking executive at Twitter, which has shut the President out now for 12 hours. You don't think Twitter and social media has been responsible in any way for what we witnessed yesterday?

NOTO: I think we're all responsible. We had a free election. We elected the administration. We made that choice. We're now suffering the consequences, so now we have to take another action and take responsibility for our actions. And we elected a new president, president-elect Biden. And we should support him. It’s time for the administration to hand over the flag. The change needs to happen seamlessly, and it’s our responsibility for making it happen. We can't blame one person, one organization or one leader. We the people are responsible for what happened. And we the people are responsible for fixing it.

WAPNER: You think Twitter made the right decision?

NOTO: I think Twitter is faced with really tough decisions, and I don't know all the details to weigh in on whether or not this was the right decision. What i will say is this: we are better as a country when we can see a leader that is trying to break the foundation of our democracy – and to be aware of that and see it firsthand, so it doesn't go unnoticed. So that we can react and identify the problem. But there becomes a point when the balance flips over, where the balance of giving the world the visibility of that and the transparency of that comes at the risk of the people. And I think we saw that yesterday. And so, I’m with Jack.

WAPNER: I appreciate you coming on today. Congratulations on the deal. We look forward to talking to you again son.

NOTO: Thank you very much. Really appreciate it. And Chamath, to Social Capital, we can't thank you enough for all the support – and the banking and legal teams that have worked around the clock for months. Thank you.

WAPNER: That's Anthony Noto. Chamath, I'd like to continue on this line of conversation that we're on now. You were an early Facebook employee. You've been critical of that company. What are your thoughts on what Twitter has announced? Facebook now says that they’re going to ban President Trump throughout the remainder of his term, which is a couple of weeks. How are you thinking about this today?

PALIHAPITIYA: I’m really of mixed emotions. Let me just tell you what I feel as an ex-employee. What I'm thinking to myself is that if I was working at Facebook today, I would be confused. And largely because I would wonder what changed from six months ago, one year ago, 24 months ago and today. The disinformation was the same. The amount of sort of vitriol that flowed through some of the groups was the same. Their ability to organize was the same. “Storm the capitol” existed before they actually stormed the capitol. And so unfortunately the skeptical part of me says we optimized for short-term profitability at the sake of our democracy, and what we left in tatters was any sense that there was any sort of moral or ethical imperative that would govern decision making at that company. And so that saddens me, saddens me for the people that work there. As a business person, I think we're also slightly to blame because we've sort of said that that's okay, because we've been enamored with the short-term profitability of Facebook. So, I think in a nutshell, that Anthony is right that we are collectively a part of this problem. I don't think it's theirs of their own making. You know, if the feedback loop to Facebook was fix this problem otherwise we will sell your stock, they would have fixed it a long time ago. Instead, it was you're rich, get richer, we'll support you and this is what happens, Scott.

WAPNER: Roger McNamee – who I know that you know – said earlier on the record, where called what Facebook has done… and he's been a notable critic to say the least, he called it an act of desperation, echoing your words that the kind of things that we've seen on Facebook have gone on for too long, he said, Chris Sacca, an early Twitter investor, who has been in the Shark Tank as well, I know you Chris, too. he was more explicit in his criticism: "You've got blood on your hands, Jack and Zuck. For four years you've rationalized this terror. Inciting violent treason is not a free speech exercise. If you work at those companies, it’s on you too. Shut it down.”

PALIHAPITIYA: Scott, Scott. I think we need to make a very clear distinction here. I think Twitter and Facebook are two different products. The thing with Twitter is that I think they are actually less to blame. And the reason is because the product is designed for everybody to be able to follow everybody else. So there is an incredible free flow of information. It does create a different problem, which is how do you construct a healthy social media diet. But that's what the problem is on Twitter. The problem on Facebook is different, which is that it amplifies echo chambers on purpose and by design. And so if you’re somebody for whatever reason feels disenfranchised, you can find a corner of the internet where you can amplify your worst fears. And unfortunately, 90 percent of that activity now happens inside of Facebook. The reality is that I think we've all realized after today that Section 230 is a fig leaf, that there is no way that these companies can hide behind it, that Facebook is a publisher, that they should be held to the same account as any television station or any newspaper. And that's okay. And they should just figure out how to adapt the product and move on. The thing about today which I think is just unfortunate, is back pedaling is kind of spineless. Right, for example, Kelly Loeffler can't go into the floor of the Senate and all the sudden change her mind, because there was rioting and four deaths. That’s what it took. It didn't change the actual perspective of whether there was voter fraud or not. And so, all of these fig leaves, people see through them and people know them to be fake. And so, we just have to have a real come to Jesus in this country about what is really important.

WAPNER: Just to put a button on it before we take a quick break, you think Section 230 should be repealed?

PALIHAPITIYA: I think Section 230 needs to change and I think that these social media companies need to be dealt with as publishers. I think at the front of the line is Facebook, because they are algorithmically designing. There are people inside of that company that are building these things that are amplifying the lobotomization, the intellectual cornering of people so that they cannot learn what is really happening, so that their worst fears and their worst concerns are amplifying. And we need to do a better job of understanding that that diet is unhealthy, that now that you sell cigarettes that cause cancer, there needs to be labels, they need to be put behind the counter. They need to be far away from a children's reach. These things need to happen and the equivalent version of that, that drives this decision-making online is Section 230. It has to change.

WAPNER: Alright, we’ll take a quick break. We do have much more ahead with Chamath Palihapitiya.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between SoFi and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.